Rule 12g3-2 (B) Exemption File No. 82-3140

Summary Translation Letter
To the Stock Exchange of Thailand
March 2, 2004

SH 025/2004

March 2, 2004

Subject: Report on the results of the exercise of warrants (ESOP Grant I) in February 2004

To: The President
The Stock Exchange of Thailand

Shin Corporation Public Company Limited ("the Company") issued and offered 29,000,000 units of warrants to purchase the Company's ordinary shares to directors, employees, and advisors of the Company (ESOP Grant I) on March 27, 2002. The exercise date will be made within the last five business days of every month between 9.00 a.m. and 4.00 p.m., The exercise date of February was between February 23 - 27, 2004. The summary of terms and conditions of warrants are as follows;

Exercise Ratio	:	1 warrant per 1 ordinary share
Exercise Price	:	Baht 17.80 per share
Maturity of warrants	:	5 years from the first date of the issuance and offering of warrants.
Number of ordinary shares reserved for warrants	:	29,000,000 shares

The Company would like to report the results of the exercise of warrants (ESOP Grant 1) in February 2004, as follows;

The number of exercised warrants	:	200,000 units
The number of remaining unexercised warrants	:	20,478,200 units